Exhibit 99.1

SINOVAC Reports Unaudited Second Half of 2021 Financial Results and Files 2021 Annual Report on Form 20-F

BEIJING, China, April 29, 2022 /Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, has filed its 2021 annual report on Form 20-F with the U.S. Securities and Exchange Commission for the year ended December 31, 2021. The Company also reported its unaudited financial for the second half and full year ended December 31, 2021.

Second Half and Full Year 2021 Financial Summary

●	Sales for the six months ended December 31, 2021 were $8.4 billion, compared to $442.9 million in the prior year period.

●	Sales in 2021 were $19.4 billion, compared to $510.6 million in the prior year.

●	The Company posted $3.4 billion of net income attributable to common shareholders, or $33.79 per basic and $29.46 per diluted share, in the six months ended December 31, 2021, compared to net income attributable to common shareholders of $117.0 million, or $1.18 per basic and $1.06 per diluted share, in the prior year period.

●	The Company posted $8.5 billion of net income attributable to common shareholders, or $85.20 per basic and $74.27 per diluted share, in 2021, compared to net income attributable to common shareholders of $104.4 million, or $1.06 per basic and $0.97 per diluted share, in the prior year period.

Mr. Weidong Yin, Chairman, President and CEO of SINOVAC, commented, “As a major COVID-19 vaccine provider, Sinovac has been committed to using its resources to help the global population prevail against the virus since the onset of this unfortunate pandemic. As of now, SINOVAC has provided over 2.8 billion doses of CoronaVac® globally, among which about 300 million doses were donated to various Centers for Disease Control in China. SINOVAC also led and participated in various overseas donation projects for COVID-19 vaccine or construction of COVID-19 vaccine-related facilities. Looking ahead into 2022, we remain highly dedicated to the research and development of vaccines to combat COVID-19 variant strains, as well as the development of other vaccines against infectious diseases. SINOVAC will continue to focus on making strides to protect human society.”

Business Updates

COVID-19 Vaccine – CoronaVac®, the inactivated COVID-19 vaccine developed by SINOVAC, has been granted emergency use approval or conditional market authorization in over 60 countries and regions. At this time, over 2.8 billion doses of CoronaVac® were delivered worldwide, and close to half of CoronaVac® revenues in 2021 were generated from international markets. On June 1, 2021, CoronaVac® was approved for emergency use under the World Health Organization (“WHO”) Emergency Use Listing (“EUL”) procedure. On July 12, 2021, SINOVAC entered into an advance purchase agreement with the Global Alliance for Vaccines and Immunization (“Gavi Alliance”) to provide up to 380 million doses of CoronaVac® for global distribution. In addition, CoronaVac® was approved for pediatric use in over ten countries. With annual production capacity of over 2 billion doses, SINOVAC is well-positioned to be a supplier of high-quality vaccines around the world.

Sabin Inactivated Polio vaccine (“sIPV”) – The China National Medical Products Administration (“NMPA”) issued a product license for its Sabin Inactivated Polio vaccine in July 2021. sIPV is mainly supplied to the public tender market in China as well as the rest of the world. This product was developed through a technology transfer from The Institute for Translational Vaccinology for the Global Polio Eradication Initiative by the WHO.

23-valent pneumococcal polysaccharide vaccine (“PPV”) – The Company obtained a product license from the NMPA for its 23-valent pneumococcal polysaccharide vaccine at the end of 2020, and the Company commercially launched PPV in the Chinese market in March 2021.

Unaudited Financial Results for the Second Half of 2021

Sales for the second half of 2021 were $8.4 billion, compared to $442.9 million in the prior year period. The increase was due to higher sales of CoronaVac® and sales growth of the Company’s other products as the COVID-19 pandemic subsided in China and vaccine schedules returned to normal. Sales during the second half of 2021 are not indicative of future sales trends since sales of CoronaVac® are not expected to be as high as 2021 levels due to an increased competitive environment.

Selling, general and administrative expenses in the second half of 2021 were $428.5 million, compared to $130.3 million in the prior year period. The increase was mainly due to increased resources dedicated to revenue growth and operation expansion.

R&D expenses in the second half of 2021 were $101.1 million, compared to $28.6 million in the prior year period.

Net income in the second half of 2021 was $5.9 billion, compared to $193.9 million in the prior year period.

Net income attributable to common shareholders was $3.4 billion, or $33.79 per basic and $29.46 per diluted share, in the second half of 2021, compared to a net income attributable to common shareholders of $117.0 million, or $1.18 per basic and $1.06 per diluted share, in the prior year period.

As the Company announced on February 22, 2019, the Company’s Board of Directors determined that certain shareholders became acquiring persons, as defined in the Company’s rights agreement (“Rights Agreement”), under which a trigger event occurred. As a result, the Company issued new common and preferred shares of SINOVAC. Without the effect of implementing the Rights Agreement and newly-issued common and preferred shares, basic and diluted earnings per share for the second half of 2021 would be $46.95 and $38.95, respectively.

Non-GAAP adjusted EBITDA was $7.5 billion in the second half of 2021, compared to $235.0 million in the prior year period. Non-GAAP net income was $5.9 billion in the second half of 2021, compared to $204.6 million in the prior year period. Non-GAAP diluted earnings per share in the second half of 2021 was $29.87 compared to $1.12 per share in the prior year period. Non-GAAP diluted earnings per share in the second half of 2021, excluding the implementation of the Rights Agreement and the newly-issued common and preferred shares, would be $39.49. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

The Company’s second half of 2021 financial statements are prepared and presented in accordance with U.S. GAAP. However, they have not been audited or reviewed by the Company’s independent registered accounting firm.

Financial Results for the Twelve Months Ended December 31, 2021

Sales in 2021 were $19.4 billion, an increase from $510.6 million in the prior year. The increase was due to higher sales of CoronaVac® and sales growth of the Company’s other products. Sales in 2021 are not indicative of future sales trends due to the reasons described in the discussion of sales in the second half of 2021.

Selling, general and administrative expenses in 2021 were $591.2 million, compared to $176.5 million in the prior year. The increase was mainly due to increased resources dedicated to revenue growth and operation expansion.

R&D expenses in 2021 were $155.0 million, compared to $48.8 million in the prior year. The Company continued to invest in the advancement of pipeline vaccines as well as research on COVID-19 variants.

Net income in 2021 was $14.5 billion, compared to $185.2 million in the prior year. Net income increased primarily due to increased sales.

Net income attributable to common shareholders was $8.5 billion, or $85.20 per basic and $74.27 per diluted share, compared to net income attributable to common shareholders of $104.4 million, or $1.06 per basic and $0.97 per diluted share, in the prior year.

Excluding the implementation of the Rights Agreement, as described above, and the newly-issued common and preferred shares, basic and diluted earnings per share for 2021 would be $118.37 and $98.20, respectively.

Non-GAAP adjusted EBITDA was $17.6 billion in 2021, compared to $229.9 million in the prior year. Non-GAAP net income in 2021 was $14.5 billion in 2021, compared to $197.1 million in the prior year. Non-GAAP diluted earnings per share in 2021 was $74.67, compared to earnings of $1.03 per share in the prior year. Non-GAAP diluted earnings per share in 2021, excluding the implementation of the Rights Agreement and the newly-issued common and preferred shares, would be $98.72 per share. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of December 31, 2021, cash and cash equivalents and restricted cash totaled $11.6 billion, compared to $1.1 billion as of December 31, 2020. In 2021, net cash provided by operating activities was $15.4 billion, net cash used in investing activities was $3.0 billion, and net cash used in financing activities was $1.9 billion. As of December 31, 2021, the Company had $3.1 million in bank loans due within one year. The Company expects that its current cash position will be able to support its operations for at least the next 12 months.

Legal Proceedings

As previously disclosed by the Company, on March 13, 2018, 1Globe Capital LLC (“1Globe”) filed a complaint against the Company in the Antigua Court. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the Antigua judge handed down his judgment (the “Antigua Judgment”), finding the Company fully in favor, dismissing 1Globe’s claim and declaring the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal against the Antigua Judgment. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent the Company from continuing to implement its Rights Agreement until the resolution of the appeal. This application was heard on April 4, 2019, at which the Court of Appeal issued an order restraining the Company from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding or otherwise distributing the exchange shares to the Company’s shareholders who did not trigger the Rights Plan until after the determination of the appeal (the “Exchange Shares”). 1Globe’s appeal against the Antigua Judgment was heard on September 18, 2019, and the appeal decision was announced by the Eastern Caribbean Supreme Court, Court of Appeal (the “Court of Appeal”) on December 9, 2021, upholding the Antigua Judgment in each point. 1Globe applied for leave to appeal to the Judicial Committee of the Privy Council (the “Privy Council”), and the hearing of the application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal to the Privy Council on certain grounds, although not including the challenge to the validity of the Rights Agreement. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. 1Globe has not yet taken steps to list a substantive hearing before the Privy Council.

As previously disclosed, on March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware, seeking a determination on whether 1Globe, the Chiang Li Family, OrbiMed Advisors, LLC and certain other shareholders of the Company had triggered the Rights Agreement. On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims and a third-party complaint against the Company and Mr. Weidong Yin, alleging, among other allegations, that the Rights Agreement is not valid. On March 6, 2019, the Delaware Chancery Court entered a status quo order, providing that the Company not distribute any of the Exchange Shares to the Company’s shareholders who did not trigger the Rights Plan until the final disposition of the pending Delaware litigation or further order of the Court. On April 8, 2019, the Delaware Chancery Court stated that the Delaware litigation was pending the final outcome of 1Globe’s appeal of the Antigua Judgment.

Separately, Heng Ren Investments LP (“Heng Ren”) filed suits against SINOVAC and Weidong Yin on May 31, 2019 in Massachusetts state court for the alleged breach of fiduciary duties and wrongful equity dilution. SINOVAC moved the matter from the state court to the United States District Court for the District of Massachusetts. Heng Ren alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that SINOVAC aided and abetted breaches of fiduciary duties and that both SINOVAC and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorney fees, and prejudgment interest. In July 2021, SINOVAC moved to dismiss Heng Ren’s amended complaint in the federal court in Massachusetts. On March 4, 2022, the court granted the motion as to the breach of fiduciary duty claims and denied the motion as to the wrongful equity dilution claim. Sinovac is presently appealing the denial to the United States Court of Appeals for the First Circuit and has answered the complaint.

Status of Exchange Shares and Trading in the Company’s Shares

As a result of the pending legal proceedings described above, the Exchange Shares are expected to remain in a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan until, at least, the conclusion of the appeal against the Antigua Judgement and the final disposition of the Delaware litigation or further order of the Delaware Chancery Court. The Exchange Shares remain issued and outstanding. The Nasdaq Stock Market LLC implemented a halt on trading of the Company’s common shares at the time the Exchange Shares were issued to the trust. The Company is currently unable to estimate when trading will resume, or if Nasdaq will take any additional action in regards to trading of the Company’s common shares.

About SINOVAC

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus71 (EV71), hepatitis A and B, seasonal influenza, 23-valent pneumococcal polysaccharide (“PPV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella, mumps and poliomyelitis. SINOVAC’s COVID-19 vaccine, CoronaVac®, has been granted emergency use approval or conditional marketing authorization in Asia, Latin America, Africa and Middle East countries and EUL by the WHO. Healive®, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by SINOVAC against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, SINOVAC was the first company worldwide to receive approval for its H1N1 influenza vaccine Panflu.1®, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine Panflu® to the government stockpiling program. In 2021, SINOVAC’s Sabin-strain inactivated polio vaccine has been approved for registration. The Company is developing several new products including combination vaccines. SINOVAC primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is actively seeking market authorization of its regular products in countries outside of China. For more information, please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

This announcement contains forward-looking information about the Company’s efforts to develop a potential COVID-19 vaccine that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with clinical data; the ability to produce comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile observed to date, in additional analyses of the clinical trials or in larger, more diverse populations upon commercialization; the risk that clinical trial data are subject to differing interpretations and assessments, and by regulatory authorities; the risk that we may not be able to create or scale up manufacturing capacity on a timely basis or have access to logistics or supply channels commensurate with global demand for any potential approved vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine candidate; uncertainties regarding the ability to obtain recommendations public health authorities; uncertainties regarding the impact of COVID-19 pandemic on our business, operations and financial results; and competitive developments.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, SINOVAC uses the following non-GAAP financial measures: non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

SINOVAC believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that SINOVAC includes in net income and diluted EPS. SINOVAC believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, or any other measure of performance or as an indicator of SINOVAC’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP adjusted EBITDA represents net income and excludes interest and financing expenses, interest income, net other income and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that SINOVAC does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expenses and foreign exchange gain or loss.

Non-GAAP diluted EPS represents non-GAAP net income attributable to common shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871 or

+86-10-5693-1897t

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com

SINOVAC BIOTECH LTD.
Consolidated Balance Sheets
As of December 31, 2021 and 2020
(Expressed in thousands of U.S. Dollars)

	December 31, 2021	December 31, 2020
Current assets

Cash and cash equivalents	$11,608,855	$1,041,008
Restricted cash	10,905	9,196
Short-term investments	1,806,449	135,248
Accounts receivable - net	952,402	253,487
Inventories	375,511	105,813
Prepaid expenses and deposits	160,987	15,541
Total current assets	14,915,109	1,560,293

Property, plant and equipment – net	903,298	200,371
Prepaid land lease payments	39,730	8,247
Intangible assets - net	1,480	1,474
Long-term prepaid expenses	25	25
Long-term investments	655,835	—
Prepayments for acquisition of equipment	65,290	20,192
Deferred tax assets	52,031	26,891
Right-of-use assets	115,376	83,833
Total assets	16,748,174	1,901,326

Current liabilities
Short-term bank loans and current portion of long-term bank loans	3,099	32,941
Loan from a non-controlling shareholder	1,582	6,155
Accounts payable and accrued liabilities	1,020,651	211,428
Income tax payable	1,267,504	35,262
Deferred revenue	79,941	364,005
Deferred government grants	12,559	15,159
Dividend payable	17,125	11,143
Lease liability	10,385	3,517
Total current liabilities	2,412,846	679,610

Deferred government grants	4,870	4,229
Long-term bank loans	12,668	2,155
Deferred tax liability	324,164	2,724
Loan from a non-controlling shareholder	4,708	6,130
Lease liability	112,465	85,488
Other non-current liabilities	444	865
Total long-term liabilities	459,319	101,591

Total liabilities	2,872,165	781,201

Commitments and contingencies

Equity
Preferred stock	15	15
Common stock	100	99
Additional paid-in capital	547,691	538,924
Subscriptions receivable	(7,109)	(7,109)
Accumulated other comprehensive income	130,622	19,925
Statutory surplus reserves	1,514,297	50,377
Accumulated earnings	7,141,819	144,241
Total shareholders' equity	9,327,435	746,472

Non-controlling interests	4,548,574	373,653
Total equity	13,876,009	1,120,125
Total liabilities and equity	$16,748,174	$1,901,326

SINOVAC BIOTECH LTD.
Consolidated Statements of Comprehensive Income
For the six and twelve months ended 2021 and 2020
(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended December 31		Year ended December 31,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)
Sales	$8,393,848	$442,907	$19,374,904	$510,624
Cost of sales	440,455	57,638	1,072,221	67,180
Gross profit	7,953,393	385,269	18,302,683	443,444

Selling, general and administrative expenses	428,510	130,281	591,167	176,534
Provision for doubtful accounts	3,528	1,606	2,967	2,640
Research and development expenses	101,129	28,613	155,040	48,760
Loss on disposal of property, plant and equipment	683	130	977	163
Government grants recognized in income	(39)	(44)	(725)	(297)
Total operating expenses	533,811	160,586	749,426	227,800
Operating income	7,419,582	224,683	17,553,257	215,644

Interest and financing expenses	(1,314)	(859)	(2,836)	(1,453)
Interest income	71,764	782	102,568	1,930
Other income (expense), net	(88,999)	574	(89,948)	496
Income before income taxes	7,401,033	225,180	17,563,041	216,617
Income tax expense	(1,534,196)	(31,327)	(3,104,130)	(31,438)
Net income	5,866,837	193,853	14,458,911	185,179
Less: income attributable to non-controlling interests	(2,507,683)	(73,862)	(5,991,431)	(74,810)
Net income attributable to shareholders of Sinovac	3,359,154	119,991	8,467,480	110,369
Preferred stock dividends	(3,024)	(3,024)	(5,982)	(6,015)
Net income attributable to common shareholders of Sinovac	3,356,130	116,967	8,461,498	104,354

Net income	5,866,837	193,853	14,458,911	185,179
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	162,103	36,373	193,098	32,328
Comprehensive income	6,028,940	230,226	14,652,009	217,507
Less: comprehensive income attributable to non-controlling interests	(2,578,813)	(82,765)	(6,073,832)	(82,892)
Comprehensive income attributable to shareholders of Sinovac	3,450,127	147,461	8,578,177	134,615

Earnings per share
Basic net income per share	33.79	1.18	85.20	1.06
Diluted net income per share	29.46	1.06	74.27	0.97

Weighted average number of shares of common stock outstanding
Basic	99,328,085	98,895,425	99,311,551	98,897,345
Diluted	114,022,517	113,660,442	114,005,983	113,662,362

SINOVAC BIOTECH LTD.
Consolidated Statements of Cash Flows
For the six and twelve months ended 2021 and 2020
(Expressed in thousands of U.S. Dollars)

	Six months ended December 31		Year ended December 31,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)
Operating activities
Net income	$5,866,837	$193,853	$14,458,911	$185,179
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	335,990	(8,737)	265,096	(11,227)
Share-based compensation	6,223	8,702	7,735	10,203
Inventory provision	68,700	5,357	70,133	5,816
Provision for doubtful accounts	3,528	1,606	2,967	2,640
Loss on disposal of property, plant and equipment	683	130	977	163
Depreciation of property, plant and equipment	67,920	1,369	84,446	3,693
Amortization of prepaid land lease payments	831	121	2,203	238
Amortization of intanglible assets	94	106	183	106
Government grants recognized in income	(39)	(44)	(725)	(297)

Changes in:
Accounts receivable	423,635	(133,073)	(710,355)	(128,016)
Inventories	(32,532)	(58,869)	(334,062)	(77,738)
Income tax payable	(111,080)	29,557	1,216,717	31,804
Prepaid expenses and deposits	(100,859)	(8,694)	(143,324)	(13,151)
Deferred revenue	(255,923)	340,166	(288,779)	339,329
Accounts payable and accrued liabilities	(8,173)	124,855	720,858	131,777
Other non-current liabilities	(431)	(1,210)	(440)	(1,210)

Net cash provided by operating activities	6,265,404	495,195	15,352,541	479,309

Financing activities
Proceeds from bank loans	165	20,181	13,511	33,227
Repayments of bank loans	(19,534)	(2,238)	(33,436)	(6,041)
Proceeds from issuance of common stock, net of share issuance costs	996	1,999	1,033	1,999
Dividend paid	(1,838,094)	—	(1,875,892)	—
Proceeds from subsidiary's financing	—	526,311	—	541,043
Government grants received	3,082	12,623	4,317	16,521
Loan from a non-controlling shareholder	9	10,162	7,119	10,162
Repayments of loan from a non-controlling shareholder	(13,307)	(4,345)	(13,332)	(4,345)

Net cash provided by (used in) financing activities	(1,866,683)	564,693	(1,896,680)	592,566

Investing activities
Purchase of short-term investments	(4,446,838)	(166,137)	(8,826,611)	(201,688)
Proceeds from redemption of short-term investments	5,018,775	74,791	6,567,491	124,562
Proceeds from disposal of equipment	120	3	172	20
Prepaid land lease payments	(18,596)	—	(30,986)	—
Acquisition of property, plant and equipment	(288,338)	(91,028)	(719,823)	(127,486)
Acquisition of intangible assets	(154)	(164)	(154)	(164)
Purchase of equity investments	(13,663)	—	(13,663)	—

Net cash provided by (used in) investing activities	251,306	(182,535)	(3,023,574)	(204,756)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	113,373	28,301	137,269	27,207

Increase in cash and cash equivalents and restricted cash	4,763,400	905,654	10,569,556	894,326

Cash and cash equivalents and restricted cash, beginning of period	6,856,360	144,550	1,050,204	155,878

Cash and cash equivalents and restricted cash, end of period	11,619,760	1,050,204	11,619,760	1,050,204

SINOVAC BIOTECH LTD.
Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures
For the six and twelve months ended 2021 and 2020
(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended December 31		Year ended December 31,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	$5,866,837	$193,853	$14,458,911	$185,179
Adjustments:
Share-based compensation	6,223	8,702	7,735	10,203
Depreciation and amortization	68,845	1,596	86,832	4,037
Interest and financing expenses, net of interest income	(70,450)	77	(99,732)	(477)
Other expense (income), net	88,999	(574)	89,948	(496)
Income tax expense	1,534,196	31,327	3,104,130	31,438
Non-GAAP adjusted EBITDA	7,494,650	234,981	17,647,824	229,884

Net income	5,866,837	193,853	14,458,911	185,179
Add: Foreign exchange loss	73,179	1,998	68,026	1,698
Add: Share-based compensation	6,223	8,702	7,735	10,203
Non-GAAP net income	5,946,239	204,553	14,534,672	197,080

Net income attributable to common shareholders of Sinovac	3,356,130	116,967	8,461,498	104,354
Add: Preferred stock dividends	3,024	3,024	5,982	6,015
Net income attributable to common shareholders of Sinovac for computing diluted earnings per share	3,359,154	119,991	8,467,480	110,369
Add: Non-GAAP adjustments to net income	46,868	6,514	45,038	7,365
Non-GAAP net income attributable to common shareholders of Sinovac for computing non-GAAP diluted earnings per share	3,406,022	126,505	8,512,518	117,734

Weighted average number of shares on a diluted basis	114,022,517	113,660,442	114,005,983	113,662,362
Diluted earnings per share	29.46	1.06	74.27	0.97
Add: Non-GAAP adjustments to net income per share	0.41	0.06	0.40	0.06
Non-GAAP diluted earnings per share	29.87	1.12	74.67	1.03